SIERRA PACIFIC RESOURCES
P.O. Box 30150
6100 Neil Road
Reno, Nevada 89520-3150

January 19, 2007

BY EDGAR AND FACSIMILE (202-772-9204)

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Sierra Pacific Resources Response to Letter dated December 27, 2006 regarding: Sierra Pacific Resources, Nevada Power Company, Sierra Pacific Power Company, Forms 10-K for the Year Ended December 31, 2005, filed on March 6, 2006 and Forms 10-Q for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006.

Dear Mr. Allegretto:

Sierra Pacific Resources (“SPR”), Nevada Power Company (“NPC”) and Sierra Pacific Power Company (“SPPC”) (collectively referred to herein as the “Companies”) (NPC and SPPC are collectively referred to as the “Utilities”) have received your letter dated December 27, 2006 with respect to the review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced fillings.

For your convenience, each of the numbered comments in your letter are repeated in this letter (boldface type) with the Companies’ responses set forth immediately below each such comment.

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SIERRA PACIFIC RESOURCES FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Nevada Power Company, page 65

Results of Operations, page 65

1.
Gross margin is a useful measure to provide information as to the extent the excess of sale proceeds of a product/service is available to cover ancillary expenses. We understand the usefulness of “spark spreads” in analyzing unregulated generation operations. However, since the product/service you provide appears to be at a regulated price (cost), we are unclear how gross margin aids the reader. Please explain to us in detail why gross margin is useful information for the reader and how management utilizes the measure in analyzing its business. Please be detailed in your response. Additionally, tell us what, if any, modifications you propose to make in future filings based on reevaluation of the measure.

Response:

The Utilities believe presenting gross margin allows the reader to assess the impact of the Utilities’ regulatory treatment and the Utilities’ overall regulatory environment on a consistent basis. Gross margin, as a percentage of revenue, is primarily impacted by the fluctuations in regulated electric and natural gas supply costs versus the fixed rates collected from customers. While these fluctuating costs impact gross margin as a percentage of revenue, they only impact gross margin amounts if the costs cannot be passed through to customers. Gross margin, which the Companies calculate as operating revenues less fuel and purchased power costs, provides a measure of income available to support the other operating expenses of the Utilities. Gross margin changes based on such factors as general base rate adjustments (which are required to be filed by statute every two years) and reflect the Utilities’ strategy to increase internal power generation versus purchased power, which generates no gross margin. Management believes that such factors are important to financial statement users. In future filings, the Utilities intend to include a percentage calculation of gross margin to revenues and narrative discussion to aid the reader in analyzing our business.

Consolidated Statements of Operations, page 104

2.
Please explain your basis for presenting the “Preferred stock dividend requirements of subsidiary” in earnings (deficit) applicable to common stock rather than net income. Predominant practice treats subsidiary preferred stock dividends as a minority interest deduction in determining net income. Preferred dividend requirements of the reporting entity, as opposed to a subsidiary, are typically shown below net income in the determination of earnings applicable to common stock.

Response:

The Companies presentation of preferred stock dividends follows the traditional cost of service income statement format for regulated utilities which appears as Figure 9-4 in the Fifth Edition of “Introduction to Public Utility Accounting” of the American Gas Association and Edison Electric Institute (see attached).  Because SPR has no significant non-utility operations, the presentation of Preferred stock dividend requirements of subsidiary at the holding company level is consistent with the Utilities’ financial statement presentation.

The Companies agree that presentation of subsidiary preferred stock dividends as a minority interest deduction in determining net income is predominant practice. However, the Companies do not consider the effect of their method of presentation to be materially different from predominant practice for all years presented. Additionally, on June 1, 2006, SPPC redeemed all of its outstanding preferred stock. In the event the Utilities were to issue additional Preferred Stock, SPR will present the preferred stock dividend requirement of the subsidiary in accordance with predominant practice.

Consolidated Statements of Cash Flows, page 107

3.	Please tell us your basis for presenting the subtotal “Net cash used for utility plant” within cash flows from investing activities.

Response:

The Companies will eliminate the subtotal “Net cash used for utility plant” within cash flows from investing activities in all future filings.

4.
It appears that AFUDC equity and AFUDC debt (capitalized interest) have been backed out from investing and operating cash flows in the statement of cash flows. Please explain your basis for such treatment. In this regard, we believe that AFUDC equity is a non-cash item while AFUDC debt is an investing activity cash outflow, similar to capitalized interest. Please explain how your treatment complies with the Staff’s views. See also footnote 7 to paragraph 17.c of SFAS 95.

Response:

The Companies believe there has been diversity in practice on the presentation of AFUDC in utility cash flow statements in the past, but acknowledge that the Staff’s suggested presentation is more consistent with SFAS 95, paragraph 17.c and with the predominant practice. As a result, we agree with the Staff’s view that AFUDC debt should be reported as an investing activity cash outflow. Based on a SAB 99 analysis, the Companies have determined that this presentation is not quantitatively material and for the following primary reasons also not material qualitatively:

•	current presentation results in an understatement of net cash from operating activities;
•	AFUDC debt is clearly disclosed on the face of the Income Statement;
•	management believes that the Companies’ analysts adjust net income by the total amount of AFUDC (equity and debt) because they consider these amounts to be non-cash reconciling items; and
•	a change in presentation would not affect operating results or earnings per share.

Furthermore, the Companies do not consider the current presentation would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available to the Companies’ investors. In our 2006 10-K and in future filings, as applicable, the Companies will report AFUDC debt as an investing cash outflow on a prospective basis.

Note 3. Regulatory Actions, page 132

5.
Please explain to us the mechanics of how a rate case factors in the effects of the merger in setting rates for NPC and SPPC. Specifically address how the new cost structure, arising as a result of the merger, was reflected in NPC and SPPC respective electric rate cases. It appears Nevada has a statutory requirement to file a base rate case every 2 years. Tell us whether this statutory requirement was directly or indirectly a factor that caused the PUCN to allow recovery of a portion of the goodwill associated with the merger. In this regard, tell us why goodwill is not authorized to receive a return.

Response:

On July 28, 1999, the merger between SPR and NPC was completed. As a result of the merger, goodwill in the amount of $331 million was recorded at SPR. As discussed in our prior response letter dated December 12, 2002 (in response to Question 11, in the SEC comment letter dated October 7, 2002), the Public Utilities Commission of Nevada (“PUCN”), upon approval of the merger of SPR and NPC, directed the Companies to defer three categories of merger costs to be reviewed for recovery through future rates. The PUCN order specifically directed the Companies to defer merger goodwill, transaction and transition costs for a three-year period. The deferral of these costs was intended to allow adequate time for the anticipated savings from the merger to develop. At the end of the three-year period, the order instructed the Companies to propose an amortization period for the merger costs and allowed the Companies to recover that portion of the costs allocable to regulated services from ratepayers upon a showing that the merger savings exceeded merger costs. SPR did not allocate merger goodwill to the Utilities until such time as each Utility filed a general rate case requesting recovery of such costs.

NPC and SPPC filed their General Rate Case (“GRC”) on October 1, 2003 and December 1, 2003, respectively. In their GRC’s, each Utility specifically asked for regulatory affirmation of its request approving the allocation methodology and percentage used to allocate merger goodwill at the Utility level, to conclude that the merger savings exceeded merger costs and to include in general rates amounts sufficient to recover merger goodwill, transaction and transition costs from the Utilities’ ratepayers over the requested amortization periods.

In the PUCN Order, dated March 26, 2004, the PUCN affirmed NPC’s allocation methodology and percentage, concluded that NPC had proved that merger savings exceed merger costs and included in NPC’s general rates amounts sufficient to recover merger goodwill, transaction and transition costs from NPC ratepayers over the requested amortization periods. Based on the customer service ratings experienced, the PUCN ruled that it was appropriate that a 20 percent reduction be made to the amortization of merger costs for a two-year period.

In the PUCN Order for SPPC’s GRC, issued in May 2004, the PUCN’s decision was similar to their decision in NPC’s GRC, except for SPPC, there was no disallowance of merger costs.

Additionally, the PUCN, in the above mentioned Orders, required NPC and SPPC to demonstrate in their next GRC filing that merger savings continue for the applicable GRC test period. In October 2005, SPPC filed its GRC, in which it demonstrated continued merger savings. In April 2006, the PUCN concluded that SPPC shall be allowed full recovery of its unamortized merger costs thereby ending the merger-related regulatory filings for SPPC. Based on this conclusion, the Companies do not believe that Nevada’s statutory requirement to file a base rate case every 2 years was a factor in the PUCN’s decision to allow recovery of a portion of the goodwill associated with the merger. In November 2006, NPC filed its 2006 GRC, asserting that merger savings are sustainable and that merger savings exceed the proposed amortization of merger costs. Management believes that NPC will be allowed full recovery of its unamortized merger costs, thereby ending the merger-related regulatory filings.

In terms of how rates are impacted by the effects of the merger, each of the Utilities’ includes allowable costs in its cost of service, which include the three categories of costs described above (goodwill, transaction and transition costs). No other costs related to the merger are reflected in NPC and SPPC respective electric rate cases.

In regard to the Staff’s question on the authorization of return on goodwill, the Utilities requested a return on the merger related deferred charges; however, the PUCN ruled that such a return on the balance of the merger costs was not justified.

Note 5. Jointly Owned Facilities, page 142

6.
Please tell us where in the regulatory asset schedule the regulatory asset relating to the Mohave plant is classified. In this regard, please tell us why you believe such costs are probable of recovery.

Response:

Mohave is included in NPC’s Other Regulatory Assets and Liabilities table on page 124.  It is categorized under Plant Assets, Receiving Regulatory Treatment, Earning a Return. Mohave is currently included in NPC’s electric rates and continues to earn a return. As discussed on page 177, Regulatory Contingencies, in NPC’s GRC filed on October 1, 2003, the PUCN did not authorize higher depreciation rates for Mohave, but they did authorize the use of a regulatory asset to accumulate the costs and savings associated with Mohave and provided that the recovery of these costs and savings would be determined in a future rate case. Although the Mohave Plant was not in operation during 2006, NPC continues to recover depreciation, operating and maintenance costs, in rates, for which it has no offsetting expenditures/costs. As such, and in accordance with the PUCN order these “savings” are being deferred in the Regulatory Asset account. In November 2006, NPC filed its GRC requesting recovery of Mohave, net of all “costs and savings” associated with it. As NPC was ordered by the PUCN to continue to recover depreciation, operating and maintenance costs related to Mohave, NPC believes it is probable that the net amount included in the regulatory asset account will be recovered.

Note 9. Debt Covenant Restrictions, page 148

Limits on Restricted Payments, page 149

7.
In light of the dividend restrictions placed on NPC and SPPC, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X. Please be detailed in your response.

Response:

While the Utilities’ dividend restrictions limit the amounts the Utilities may pay as dividends to SPR, in management’s view these limitations are not materially limiting because under these dividend restrictions, the Utilities are allowed to pay dividends sufficient to meet SPR’s actual cash needs. Because SPR does not have significant operations of its own, its primary cash needs are interest expense, which is disclosed in Management’s Discussion and Analysis. The material components of SPR’s balance sheet consist of cash and long-term debt, which are disclosed in Management’s Discussion and Analysis and Notes to Financial Statements. Furthermore, other significant disclosures as outlined at Reg. 210.12-04(4) are separately disclosed for SPR, the holding company, as applicable. Although the Company does not believe that Schedule I provides additional substantive information to readers, SPR will provide Schedule I in its 2006 Form 10-K and future Exchange Act filings, as applicable, to comply with the technical requirements of Rules 5.04 and 12-04 of Regulation S-X.

Note 12. Retirement Plan and Post-Retirement Benefits, page 162

8.	Please disclose the net periodic pension and other postretirement benefit costs for NPC and SPPC.

Response:

Each of the Companies will disclose this information in their 2006 Form 10-K’s and in their subsequent Exchange Act reports.

9.
Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response:

The market-related value of plan assets is equal to the fair value or market value of plan assets utilizing a measurement date of September 30 each fiscal year. In future filings the Companies will disclose how they determined the market-related value of plan assets.

Note 13. Stock Compensation Plans, page 167

10.
Please clarify whether rights to dividend equivalents have, in fact, been awarded to stock option holders. If so, please tell us whether you account for stock options as participating securities in the calculation of basic EPS. See paragraphs 60-61of SFAS 128 and EITF 03-6.

Response:

Although SPR may issue stock options with rights to dividend equivalents, no awards issued to date have included rights to dividend equivalents. In its 2006 Form 10-K filing, SPR will clarify that none of the stock options issued to date were issued with rights to dividend equivalents.

Note 19. Goodwill and Other Merger Costs, page 183

11.
We note, as a result of the PUCN decision, goodwill of approximately $96 million was reclassified as a regulatory asset and then transferred from the financial statements of SPR to the financial statements of SPPC as of June 30, 2004. We further note that pushdown accounting was not applied to the financial statements of SPPC presumably due to your application of Question 2 of SAB 5:J. If our understanding is incorrect, please clarify it. Otherwise, please advise why it is appropriate to “pushdown” only the regulatory asset that resulted from the merger as opposed to all purchase adjustments that resulted from the merger. The staff generally encourages the use of push-down, even in circumstances where there exists public debt or preferred stock. Hence a partial pushdown is generally not appropriate. We may have further comment.

Response:

As you stated, SPR did not implement pushdown accounting for the 1999 merger between SPR and NPC. However, we do not believe that the transfer of the goodwill asset from SPR to SPPC in 2005 should be interpreted by the Staff as pushdown accounting as intended by the prevailing accounting literature. SPR appropriately accounted for the goodwill created as a result of the merger as an asset of SPR. The transfer of the goodwill asset in 2005 was not the direct result of the merger transaction, but was a consequence of a regulatory order by the PUCN. The PUCN ordered SPPC to record the goodwill as a regulatory asset with amortization to be recovered as an allowable cost from SPPC’s ratepayers over a specified period of time.

Consequently, the ratepayers of SPPC are providing an annual revenue stream to support this regulatory asset and its amortization, thus matching revenues with expenses.

Details of the accounting treatment for the merger, and subsequent approval of the merger related costs as a regulatory asset are provided in our response to your Question 5, above.

Exhibit 31

12.
Please revise your certifications to replace references to “annual report” with “report.” You may continue to refer to “annual report” in Item 1 of the certification. Note that the language of the certifications required by Section 302 of the Sarbanes-Oxley Act and Item 601(b) (31) of Regulation S-K should not be altered. Similarly, revise your certifications in Form 10-Q to replace references to “quarterly reports” with “report.”

Response:

The Companies’ intent was not to alter the required language of the certifications and the Companies will ensure that all future filings will strictly adhere to the language required by Section 302 of the Sarbanes-Oxley Act and Item 601(b) (31) of Regulation S-K.

In providing the above referenced responses, the Companies make the following representations:

•	the Companies are responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Companies further acknowledge that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the filing.

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We would like to thank the SEC for providing an extension of time in order to respond to your letter.  Please contact me at (775) 834-5626 if you have additional questions or comments.

Sincerely,

/s/ John E. Brown

John E. Brown
Controller
Enclosure